

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 25, 2025

Aitan Zacharin
Chief Executive Officer
Greater Cannabis Company, Inc.
2833 Smith Avenue, Suite 333
Baltimore, Maryland 21209

>   **Re: Greater Cannabis Company, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2024**
>   **Filed March 25, 2025**
>   **File No. 000-56027**

Dear Aitan Zacharin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024

Report of Independent Registered Public Accounting Firm , page F-2

1.   Please amend your Form 10-K for the fiscal year ended December 31, 2024 to include the report of Olayinka Oyebola & Co covering the fiscal year ended December 31, 2023.

Notes to the Consolidated Financial Statements
Note A--Nature of Operations and Summary of Significant Accounting Policies, page F-7

2.   Please describe and quantify terms governing the SZS license agreement including obligations to pay future milestones and royalties and describe progress achieved in pre-clinical and clinical trials for SZS's novel cannabinoid therapeutic under the joint research and development agreement since 2021. Revise your disclosure accordingly. In addition, provide us an estimated timeframe for regulatory approval and commercialization of your cannabinoid therapeutic products.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences